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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____________)

Primeenergy Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

74158E104
(CUSIP Number)

June 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who responded to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No   74158E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ebersole Gaines Wehrle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Not Applicable (b) Not Applicable
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 240,000
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 240,000
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by each Reporting Person 240,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person (See Instructions) IN

Item 1. (a)  Name of Issuer

Primeenergy Corporation

Item 1. (b)  Address of Issuer’s Principal Executive Offices

One Landmark Square, Stamford, Connecticut 06901

Item 2. (a)  Name of Person Filing

This statement is being filed by Ebersole Gaines Wehrle.

Item 2. (b)  Address of Principal Business Office or, if None, Residence:

The address of Ebersole Gaines Wehrle is: Post Office Box 2509, Charleston, West Virginia 25329.

Item 2. (c)  Citizenship

United States

Item 2. (d)  Title of Class of Securities

Common Stock

Item 2.  (e)  CUSIP Number

74158E104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80 a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  240,000; *

(b)  Percent of class:  8.4%;

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote 240,000.

(ii)  Shared power to vote or to direct the vote -0-.

(iii)  Sole power to dispose or to direct the disposition of 240,000.

(iv)  Shared power to dispose or to direct the disposition of  -0-.

*  Mr. Wehrle’s beneficial ownership includes 140,000 shares owned by The Gaines Wehrle 2008 Family Trust.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the GroupNot Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2010	By:	/s/ Ebersole Gaines Wehrle
Signature
Ebersole Gaines Wehrle